February 9, 2018

JEFFREY R. VETTER, ESQ.	EMAIL: JVETTER@FENWICK.COM DIRECT DIAL: (650) 335-7631

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3720

Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director Paul Fischer, Staff Attorney Terry French, Accounting Branch Chief Claire Delabar, Staff Accountant

Re:	Sonos, Inc. Draft Registration Statement on Form S-1 Submitted December 21, 2017 CIK No. 0001314727

Ladies and Gentlemen:

We are submitting this letter on behalf of Sonos, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated January 17, 2018, regarding the Company’s Draft Registration Statement on Form S-1 (CIK No. 0001314727) confidentially submitted to the Commission on December 21, 2017 (the “Draft Registration Statement”). This letter is being submitted together with confidential Draft No. 2 of the Draft Registration Statement (“Draft No. 2”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bolded italics. For the convenience of the Staff, we are also sending, by overnight courier, copies of this letter and copies of Draft No. 2 in paper format, marked to show changes from the Draft Registration Statement as originally confidentially submitted.

In addition to addressing the comments raised by the Staff in its Letter, the Company has revised Draft No. 2 to update certain other disclosures.

Prospectus Summary

Our Competitive Strengths, page 4

1.	Tell us how you arrived at the estimate that your customers listened to more than 4.6 billion hours of audio content, representing 33% growth from fiscal 2016.

The Company supplementally advises the Staff that, during registration of its products by customers, the Company gives its customers the ability to opt-in to reporting data from the product being registered. Customers that have opted in to reporting data from their products represent approximately 62% of the households into which the Company had sold products as of September 30, 2017. In arriving at its

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February 9, 2018

estimate, the Company has assumed that customers that have opted in to reporting their data have the same listening habits as customers who have not opted in, and has extrapolated listening data accordingly. The Company believes this assumption is reasonable due to the fact that the population of opt-in customers represents a significant portion of the Company’s overall customer base and because the Company believes that its customers generally have similar listening behaviors. In fiscal year 2016, customers who had opted in to reporting their data listened to an approximate total of 2.17 billion hours of audio content using the Company’s products. In fiscal year 2017, customers who had opted in to reporting their data listened to a total of approximately 2.88 billion hours of audio content using the Company’s products, a 33% increase compared to fiscal year 2016. Assuming the same audio consumption by those who did not opt in, the Company estimates that, in fiscal year 2017, both sets of customers listened, in the aggregate, to more than 4.6 billion hours of audio content.

2.	Tell us what you mean by your statement that we “believe that we own the foundational intellectual property of wireless multi-room audio.”

The Company respectfully advises the Staff that it believes it owns the foundational intellectual property of wireless multi-room audio for a variety of reasons related to the strength of its patent portfolio. The Company believes it was the first to patent core technologies that enable a seamless multi-room listening experience, such as audio synchronization. Since the filing of its initial patent in 2004, the Company has invested heavily in building an intellectual property position with respect to multi-room audio technology, receiving approximately 53 patents for this technology over the period of 2004 to 2005 in support of the development and sale of its first wireless multi-room audio systems. The Company has subsequently amassed approximately 450 patents, all of which cover aspects of wireless multi-room audio, which in total represent, to the Company’s knowledge, the largest wireless multi-room audio patent portfolio in electronics. The Company’s belief is also supported by, among other things, industry analyst and other third-party reports, and was further validated by a jury verdict in December 2017 finding direct, willful infringement on all counts by a third-party competitor of several of the Company’s early foundational patents.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 45

3.	Please revise the table of key metrics to present net loss before the non-GAAP financial measure, Adjusted EBITDA.

In response to the Staff’s comment, the Company has revised the lead-in paragraph of the Key Metrics section on page 45 of Draft No. 2 in order to present net loss with greater prominence than the metrics that appear in the table.

Critical Accounting Policies and Estimates, page 58

4.	Please explain in detail why you combine your products and software into one performance obligation, including whether the software is integral to the functionality of the products. Additionally, tell us how the software differs from the cloud services. Reference ASC 606-10-25-19 to 25-21 and 606-10-55-56.

The Company supplementally advises the Staff that its software consists of (a) software embedded in its products (i.e. firmware) and (b) the Sonos app, which is software downloaded onto a customer’s device. Similar to the example in ASC 606-10-55-56(a), the embedded firmware is integral to the

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February 9, 2018

functionality of the Company’s products, as the products would not function without it. The Sonos app has also been determined to be integral to the functionality of the products as, absent this software, a customer would not have the ability to use and benefit from the product as fully intended. The Sonos app is used by customers to control the Company’s products, including to select music, control volume, select which speaker to play music and pair speakers, among other functions. Based on the guidance provided by ASC 606-10-25-19 to 25-21, the Company has concluded that its products and the related software together represent a single performance obligation, as only with the combination of these items does the Company fulfill its promise to the customer. The Company further advises the Staff that, although customers can also use the Sonos app to connect to third-party music services and voice assistants if they choose to do so, customers can use the Company’s products without these third-party services. The Company further notes that, because the Sonos app is made available to customers at the same time as the product, the timing of revenue recognition is not impacted whether one concludes that the Sonos app is part of a combined performance obligation with the product or a separate performance obligation.

Cloud services represent a performance obligation for the Company to its customer to connect the Company’s products with third-party music services and voice assistant platforms. For example, a Spotify music subscriber can access the subscriber’s own music catalog, which is hosted by Spotify, by using the Sonos app. The Company does not host the third-party music services or voice assistant platforms, but its cloud services provide customers with the ability to access third-party music services or voice assistants. A customer receives a benefit from the products and the Sonos app independent of these cloud services, such as through use of personal music playlists, and through the Sonos app to control the Company’s products. Because customers do not require cloud services to benefit from the Company’s product, the Company has deemed the cloud services to be a separate performance obligation.

5.	Please provide us with a specific and comprehensive discussion of the nature of your cooperative advertising and market development fund programs and explain the distinct benefits you receive in relation to these programs. Additionally, tell us the amounts classified as an expense from these benefits for each period presented. Reference ASC 606-10-32-23.

The Company supplementally advises the Staff its cooperative advertising and market development funding programs are designed to incentivize the Company’s channel partners to advertise and fund promotional activities to increase sales of the Company’s products. The majority of these programs are negotiated into the terms of the Company’s contracts with its partners as a percentage of net sales, or as a stated dollar amount over a fixed term, issued in the form of a credit accrued for in the period. The Company generally does not require its channel partners to provide evidence of any specific marketing or advertising activities and, therefore, the Company cannot identify the distinct benefit received from its channel partners as a result of these incentives. As such, substantially all of the Company’s cooperative advertising and marketing development funds are recorded as a reduction to the transaction price, which is reported in the consolidated statements of operations and comprehensive loss presented in the Draft Registration Statement. The Company accounts for these programs in accordance with ASC 606-10-32-5 through 32-14, and determines the most likely amount of cooperative advertising and marketing development funds and reduces the transaction price accordingly.

In the limited circumstances where specific evidence of a distinct benefit is provided by the Company’s partners, the fair value of certain specified advertising costs have been classified as an expense; however, these amounts were less than $3.5 million, which is less than 0.5% of revenue, in each period presented in the Draft Registration Statement and, accordingly, were not material.

U.S. Securities and Exchange Commission

February 9, 2018

Our Products, page 71

6.	Please clarify that your product “The One” was introduced in October, 2017, as opposed to October, 2018.

The Company respectfully advises the Staff that the date in the table on page 71 of the Draft Registration Statement refers to the applicable fiscal year. Sonos One was introduced in October 2017, after the start of the Company’s 2018 fiscal year, which began on October 1, 2017. In light of the Staff’s comment, the Company has revised the Draft Registration Statement to more clearly indicate that the dates in the table refer to fiscal years. See page 71 of Draft No. 2.

Legal Proceedings, page 76

7.	We note you have not referenced the litigation you discuss under “If we are unable to protect our intellectual property...our business may be adversely affected,” at page 22. Please advise or revise.

The Company supplementally advises the Staff that the litigation referenced in the risk factor identified in Comment 7 was included as an illustrative example of the kinds of litigation in which the Company may be involved. Regulation S-K Item 103 requires disclosure of material pending legal proceedings. At the time of the submission of the Draft Registration Statement, the Company believed that the matter was not material to the Company and therefore did not disclose it under the caption “Legal Proceedings.” The Company further notes that, at the time of the submission of the Draft Registration Statement, the Company had recently obtained a favorable verdict with respect to several of the patents in suit. The Company continues to believe that the matter is not material to the Company. If the Company determines at a future time (prior to the offering to which the Draft Registration Statement relates) that this matter has become material to the Company, the Company will add disclosure indicating this determination in a subsequent draft of the Draft Registration Statement.

Consolidated Financial Statements

Note 2—Summary of significant accounting policies, page F-8

8.	Refer to your accounting policy for product warranties on page F-10. We note in Risk Factors on pages 13 and 16 that if your partners disable the integration of their technology into your products or charge you for integration, you may experience higher than-expected product returns of previously sold products. Please expand the disclosure in your accounting policy to address how your product warranties are related to the ability to integrate your products with partner technology.

The Company supplementally advises the Staff that its product warranties do not cover partner technology integration. The Company has revised the Risk Factors in the Draft Registration Statement accordingly. See pages 13 and 16 of Draft No. 2.

9.	Refer to your disclosure of licensing agreements with third-party content partners on page 75. Please expand your accounting policies to include the accounting treatment for these licensing agreements, if material.

The Company supplementally advises the Staff that, as part of its cloud services, the Company enables its customers to connect with third-party music services and voice assistants. In order to facilitate

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February 9, 2018

these connections, the Company enters into cross-licensing arrangements with these third parties in order to enable its customers to access third-party content via the Sonos app. These cross-licensing agreements provide each party with a non-exclusive license to the other party’s technology as it pertains to the specified partner relationship. These licenses are executed primarily to mitigate any risk regarding use of the other’s proprietary technology during the licensing agreement period. No consideration is transferred from either party in conjunction with these licensing agreements. Given the protective nature of these licensing agreements and that there is no consideration transferred in these arrangements, the Company believes its existing accounting policies are appropriate.

Note 11—Income Taxes, page F-28

10.	Refer to Risk Factor disclosure on page 27 regarding an ownership change. We note that you determined that an ownership change that would impact your usage of net operating loss carry forwards under section 382 or 383 of the IRS Code may have occurred in 2012. Please expand the disclosure to quantify the amount of your pre-change net operating loss carry forwards that would be subject to limitations due to this ownership change in 2012. Please expand MD&A on page 49 accordingly.

In response to the Staff’s comment, the Company has revised Risk Factor disclosure on page 27, the MD&A on page 49 and the footnote disclosure on page F-29 of Draft No. 2 in order to quantify the amount of the Company’s pre-change net operating loss carry forwards that would be subject to limitations due to the ownership change in 2012.

General

11.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 of the Securities Act, that you, or anyone authorized to do so on your behalf, presents to potential investors in reliance on, Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that neither the Company, nor anyone authorized on behalf of the Company, has provided written materials in reliance on Section 5(d) of the Securities Act of 1933, as amended, to potential investors. If any such materials are so provided in the future in connection with this offering, the Company will provide copies of such materials to the Staff.

***

U.S. Securities and Exchange Commission

February 9, 2018

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7631. In my absence, please direct your questions or comments to William L. Hughes at (415) 875-2479.

Sincerely yours,

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter, Esq.

cc:	Patrick Spence, Chief Executive Officer
Craig A. Shelburne, Esq., Chief Legal Officer
Sonos, Inc.

William L. Hughes, Esq.
Ari Haber, Esq.
Fenwick & West LLP

Kevin P. Kennedy, Esq.
Simpson Thacher & Bartlett LLP